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                         June 21, 2021

       Anthony Geisler
       Chief Executive Officer
       Xponential Fitness, Inc.
       17877 Von Karman Ave, Suite 100
       Irvine, CA 92614

                                                        Re: Xponential Fitness,
Inc.
                                                            Amendment No. 3 to
Draft Registration Statement on Form S-1
                                                            Submitted June 3,
2021
                                                            CIK 0001802156

       Dear Mr. Geisler:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 3 to Draft Registration Statement on Form S-1 Submitted June 3, 2021

       Prospectus Summary
       Our Industry
       Highly Attractive Boutique Fitness Consumer, page 7

   1. We note your response to our prior comment 4, and that the International Health,
                                                        Racquet & Sportsclub
Association (   IHRSA   ), The Global Health & Fitness Association,
                                                        provided the estimates
and related statistics that are referenced on page 7 of your prospectus in its 2020
IHRSA Health Club Consumer report. Please revise here and
                                                        throughout your
prospectus to indicate that the 2020 IHRSA Health Club Consumer report is the source
upon which the company provides these and other such
                                                        estimates/statistics,
unless the source has otherwise been provided.
 Anthony Geisler
Xponential Fitness, Inc.
June 21, 2021
Page 2
Use of Proceeds, page 76

2. You disclose on page 107 that your credit agreement with Wilmington Trust, National
       Association contains mandatory prepayments of the term loan with "up to $60 million of net proceeds in connection with an initial public offering of at least $200 million, subject to certain exceptions." Please revise the discussion of your use of proceeds to disclose that you may be required to use up to $60 million of the net proceeds from the offering to make such mandatory prepayments or tell us why this disclosure is not required. See
       Instruction 4 to Item 504 of Regulation S-K.
Management's Discussion and Analysis of Financial Condition and Results of Operations
The COVID-19 Pandemic, page 89

3. We note your response to our prior comment 7, and re-issue our comment in part. To provide context for investors related to your slower rate of licenses sold, please amend your disclosure in the prospectus summary section on page 10 and business section on page 127 to acknowledge as much. In this regard, we note that you sold 923 new licenses in 2019 and only 264 new licenses in 2020, reflecting lower sales as a result of the
       COVID-19 pandemic.
Exhibits

4. Please file your Financing Agreement with Wilmington Trust, National Association as an exhibit. Refer to Item 601(b)(10) of Regulation S-K.
       Please contact Nicholas Lamparski at 202-551-4695 or Mara Ransom at 202-551-3264
with any other questions.



                                                             Sincerely,
FirstName LastNameAnthony Geisler
                                                             Division of
Corporation Finance
Comapany NameXponential Fitness, Inc.
                                                             Office of Trade &
Services
June 21, 2021 Page 2
cc:       Alan F. Denenberg
FirstName LastName